SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A.
National Corporate Taxpayers Register
of the Ministry of Finance (CNPJ/MF) No. 02.558.074/0001-73
State Registration Number (NIRE) 35.3.001.587.9-2
Publicly-held Company with Authorized Capital

Special Shareholders Meeting
Re-ratification of the Call Notice

By virtue of the change of the date of the shareholders meeting, the shareholders are hereby notified and, once again, called to attend the Special Shareholders Meeting of the Company to be held at 2 p.m. of June 1, 2010, at the Company’s headquarter  at Av. Roque Petroni Junior, 1464, ground floor, Auditorium, Morumbi, in the Capital City of the State of São Paulo, by virtue of the Notice of Material Event disclosed on May 11, 2010 (“Notice of Material Event”), and the Notice to the Shareholders disclosed on the date hereof (“Notice to the Shareholders”). In addition, we inform that the Agenda was not changed and shall remain as follows:
(a)      to discuss and resolve on the Protocol and Justification of Merger of Telemig Celular S.A. into Vivo Participações S.A. (“Protocol”), executed by and between the Management of the Company and of Telemig Celular S.A. (“TC”), the purpose of which is the merger of TC, a wholly-owned subsidiary of the Company;
(b)        to become aware of and ratify the appointment made by the Managers of the Company and TC of the independent appraisal firm Ernst & Young Auditores Independentes SS., in charge of preparing the accounting valuation report of TC’s assets to be transferred to the Company;
(c)        analyze and resolve on the valuation report referred to in item (b) above; and
(d)        resolve on the merger of TC into the Company and the implementing thereof.

GENERAL INSTRUCTIONS
(a)        the powers of attorney for representation of shareholders of the Company who are interested in attending the Meeting shall be filed with the principal place of business at Av. Roque Petroni Junior, 1464, 3rd floor, Side B, Division of Corporate Matters, within 48 hours before the time for holding the Meeting;
(b)        the Company’s shareholders participating in the Fungible Custody of Registered Shares of the Stock Exchange who wish to attend the Meeting shall file an excerpt with the respective equity interest in the Company dated at least 48 hours before the holding of the Meeting; and
(c)     the documents and proposals relating to the agenda of the Meeting now called are available as of May 11, 2010 to the shareholders at the address mentioned in item “a”, and they may be checked at the Investors Relations website and at the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros website.

São Paulo, May 21, 2010.
Luis Miguel Gilpérez López
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2010

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.